Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Intergraph Corporation 2004 Equity Incentive Plan of our report dated January 28, 2004, except for Note 18, as to which the date is February 26, 2004, with respect to the consolidated financial statements of Intergraph Corporation incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Birmingham, Alabama
May 11, 2004